SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                     ___________________________________


                                SCHEDULE 13G
                               (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(b)

                             (Amendment No. 1){1}



                           TECH DATA CORPORATION
-------------------------------------------------------------------------------
                             (Name of Issuer)

                 COMMON STOCK, PAR VALUE $0.0015 PER SHARE
-------------------------------------------------------------------------------
                      (Title of Class of Securities)


                                 878237106
                              (CUSIP Number)


                               JULY 1, 1998
-------------------------------------------------------------------------------
        (Date of Event Which Requires Filing of This Statement)




          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               <square> Rule 13d-1(b)

               <checked-box> Rule 13d-1(c)

               <square> Rule 13d-1(d)


__________________________
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

                                                  13G



CUSIP NO. 878237106                                         PAGE 2 OF 4 PAGES





 1.            NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Kloeckner & Co. AG


 2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (A) <square>
                                                                                                     (B) <square>

 3.            SEC USE ONLY


 4.            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Federal Republic of Germany

                                               5.           SOLE VOTING POWER

                                                                   7,529,045
         NUMBER OF
          SHARES
       BENEFICIALLY                            6.           SHARED VOTING POWER
         OWNED BY
           EACH                                                   0
         REPORTING
          PERSON                               7.           SOLE DISPOSITIVE POWER
           WITH
                                                                   7,529,045


                                               8.           SHARED DISPOSITIVE POWER

                                                                   0

 9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,529,045

 10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                     <square>


 11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      15.5%

 12.           TYPE OF REPORTING PERSON*

                      CO



                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to the Schedule 13G dated July 1, 1998 is filed by Kloeckner & Co. AG in connection with its beneficial ownership of Common Stock, par value $0.0015 per share, of Tech Data Corporation, a Florida corporation (the "Common Stock"). Schedule 13G is hereby corrected as set forth below.

Item 4 is hereby amended in its entirety as follows:

ITEM 4.  OWNERSHIP.

     (a)  Amount beneficially held:

7,529,045 shares of Common Stock. As of July 1, 1998 the reporting person held 2,195,945 shares of Common Stock and $300,000,000 in 5% Convertible Subordinated Notes, convertible into 5,333,100 shares of Common Stock.

     (b)  Percent of class:

15.5%

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:

7,529,045

     (ii)  Shared power to vote or to direct the vote:

0

     (iii)  Sole power to dispose or to direct the disposition of:

7,529,045

     (iv)  Shared power to dispose or to direct the disposition of:

                                   PAGE 3 OF 4 PAGES

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:  August 4, 1998




                              KLOECKNER & CO. AG


                              By: /S/ DR. WOLF ROTH
                                  _____________________________
                              Name: Dr. Wolf Roth (Mr.)
                              Title: Authorized Officer (Prokurist)

                              By: /S/ DR. SOUSSAN NASSR-ESFAHANI
                                  _____________________________
                              Name: Dr. Soussan Nassr-Esfahani (Mrs.)
                              Title: Authorized Officer (Prokurist)